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                                                      [Telecom New Zealand Logo]

27 September 2002

                                  MEDIA RELEASE

                            TELECOM TRADING TO RESUME

Merrill Lynch advised Telecom this morning that the overnight on-sale of the Verizon stake has been completed successfully. There was strong demand from investors in New Zealand, Australia and internationally.

Telecom this morning instructed the Australian Stock Exchange to resume trading in its shares.

A brief halt in trading had been called yesterday after Telecom received a substantial security holder notice confirming that Verizon, the holder of 21.5% of the shares in Telecom, had sold the majority of its holding.

Trading in Telecom shares on both the New Zealand and Australian stock exchanges is to resume when they open this morning.


For further information, please contact:

John Goulter
Telecom Acting Public Affairs Manager
Phone 04 498 9369
Mobile 027 232 4303